Exhibit 4

TAIGA BUILDING PRODUCTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

Time:     August 3, 2017 at 12:00 p.m. (Vancouver time)

Place:     Hilton Vancouver Metrotown Hotel

               6083 McKay Avenue

               Burnaby, British Columbia

               Canada

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	2
Introduction	2
The Meeting	2
GENERAL PROXY MATTERS	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	2
Record Date	3
Signature of Proxy	3
Proxy Instructions	3
Exercise of Discretion of Proxyholder	3
NON-REGISTERED HOLDERS	3
Voting Securities and Principal Holders Thereof	4
APPOINTMENT OF AUDITOR	4
ELECTION OF DIRECTORS	4
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	7
EXECUTIVE COMPENSATION	8
Compensation Discussion and Analysis	8
Risk Management	9
Performance Graph	9
Summary Compensation Table	10
Director Compensation	11
Pension Plan	12
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	13
Nomination and Assessment of Directors	14
Orientation and Continuing Education for Directors	14
Code of Business Conduct and Conflicts of Interest	14
Compensation	15
Board Committees	15
Attendance of Directors	16
Position Descriptions	16
Shareholder Communications	16
Gender Diversity	16
Term Limits	17
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	17
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	17
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	18
REGISTRAR AND TRANSFER AGENT	18
ADDITIONAL INFORMATION	18
APPROVAL	18

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON August 3, 2017

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Taiga Building Products Ltd. (“Taiga”) will be held at the Hilton Vancouver Metrotown Hotel, 6083 McKay Avenue, Burnaby, British Columbia in the Baccarat Room on August 3, 2017 at 12:00 p.m. (Vancouver time) for the following purposes:

(a)	to receive the audited consolidated financial statements of Taiga for the fiscal year ended March 31, 2017, together with the auditor’s report thereon;

(b)	to elect the directors of Taiga for the ensuing year;

(c)	to appoint the auditors of Taiga for the ensuing year and to authorize the directors to fix their remuneration; and

(d)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Meeting is a management information circular, a form of proxy and a financial statement request form. Only holders of Common Shares of record at the close of business on June 26, 2017 will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Common Shares subsequent to such date will be entitled to vote such Common Shares upon making a written request no later than 10 days preceding the date of the Meeting, to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, to be included on the list of shareholders entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Common Shares.

If you are a registered shareholder and are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and statutory or civic holidays in Vancouver, British Columbia or Toronto, Ontario) before the fixed time of the Meeting, or any adjournment(s) or postponement(s) thereof. Further information with respect to voting by proxy is included in the accompanying management information circular.

If you are a non-registered shareholder of Taiga and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

DATED at Burnaby, British Columbia this 22nd day of June, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF TAIGA BUILDING PRODUCTS LTD.

(signed) Dr. Kooi Ong Tong
Dr. Kooi Ong Tong
Chairman of the Board of Directors

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Taiga Building Products Ltd. (“Taiga”) for use at the annual general meeting (the “Meeting”) of holders of common shares of Taiga (the “Common Shares”) and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Taiga or management of Taiga.

Information contained in this Information Circular is given as of June 22, 2017 unless otherwise specifically stated. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

The Meeting

Taiga has called the Meeting as an annual general meeting to receive the financial statements of Taiga for the previous fiscal year, elect directors and appoint auditors for the ensuing year. The Meeting will be held at the Hilton Vancouver Metrotown Hotel, 6083 McKay Avenue, Burnaby, British Columbia in the Baccarat Room on August 3, 2017 at 12:00 p.m. (Vancouver time).

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taiga to be used at the Meeting. Solicitation of proxies will be primarily by mail, but may also be by officers of Taiga at nominal cost. All costs of the solicitation will be borne by Taiga. The Notice of Meeting, form of proxy, this Information Circular and a financial statement request form (collectively, the “Meeting Materials”) will be mailed to beneficial owners of Common Shares commencing on or about June 30, 2017.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for use at the Meeting. The persons named in the enclosed form of proxy are directors or officers of Taiga. A shareholder wishing to appoint a person (who need not be a shareholder) to represent such shareholder at the Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person’s name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed form of proxy to the offices of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department. A form of proxy must be received by Computershare Investor Services Inc. (the “Transfer Agent”) not less than 48 hours (excluding Saturdays, Sundays and holidays), before the date fixed for the Meeting, or any adjournment(s) or postponement(s) thereof.

A shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing duly executed by such shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above-mentioned office of the Transfer Agent not less than 48 hours (excluding Saturdays, Sundays and holidays), before the time fixed for the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the Meeting prior to the commencement of the Meeting. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Record Date

The board of directors of Taiga (the “Board”) has fixed the record date for the Meeting as the close of business on June 26, 2017 (the “Record Date”). Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Common Shares subsequent to such date will be entitled to vote such Common Shares, instead of the holder of record on the Record Date, upon making a written request, not later than 10 days preceding the date of the Meeting, to the Transfer Agent, at the above-mentioned office, to be included on the list of shareholders entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Common Shares.

Signature of Proxy

The form of proxy must be executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Taiga).

Proxy Instructions

The persons named as proxyholders in the accompanying form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed as proxyholders at the Meeting in accordance with the direction of the shareholder appointing them, on any show of hands and/or on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders will vote accordingly. If no choice is specified by a shareholder of Taiga with respect to any matter identified in the proxy or any amendment or variation to such matter, it is intended that the persons designated by management in the proxy will vote the Common Shares represented thereby in favour of such matter.

Exercise of Discretion of Proxyholder

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to (a) each matter or group of matters identified therein for which a choice is not specified other than the appointment of an auditor and the election of directors; (b) any amendment to or variation of any matter identified therein; and (c) to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof. At the date of this Information Circular, management of Taiga knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Certain shareholders of Taiga are “non-registered shareholders” because the shares they own are not registered in their name but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or (b) in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of applicable securities laws, Taiga has distributed copies of the Meeting Materials to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the proxy, this proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non- Registered Holder who wishes to submit the proxy should otherwise properly complete the Proxy and deliver it to the offices of the Transfer Agent; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a proxy authorization form) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided, or in the case of a proxy authorization form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Voting Securities and Principal Holders Thereof

As at June 22, 2017, 32,414,278 Common Shares were issued and outstanding. To the knowledge of the directors and officers of Taiga, the only person who as at that date beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all the Common Shares entitled to be voted at the Meeting was UPP Holdings Limited (“UPP”), which held, directly or indirectly through a wholly-owned subsidiary, 18,908,208 Common Shares, representing approximately 58.34% of the outstanding Common Shares. UPP is a public investment holding company listed on the Singapore exchange. Dr. Kooi Ong Tong is the Executive Chairman, Chief Executive Officer and a major shareholder of UPP and is also the Chairman and a director of Taiga. Ian Tong is an Executive Director and Vice President, Investments of UPP and is also a director of Taiga. Each Common Share entitles the holder thereof to one vote.

APPOINTMENT OF AUDITOR

At the Meeting, it is proposed that Dale Matheson Carr-Hilton Labonte, Chartered Accountants (“DMCL”) be re- appointed as the auditors of Taiga to hold office until the next annual meeting of the shareholders, at a remuneration and terms to be fixed by the Board. Unless specified otherwise, the persons named as the nominees of management in the accompanying form of proxy intend to vote for the appointment of DMCL as auditors of Taiga, with remuneration to be fixed by the Board. DMCL were first appointed auditors of Taiga on January 13, 2009.

ELECTION OF DIRECTORS

The Board is recommending seven persons (the “Nominees”) for election at the Meeting. Each of the seven persons whose name appears below is proposed by the Board to be nominated for election as a director of Taiga to serve until the next annual general meeting of the shareholders or until the director sooner ceases to hold office.

In accordance with the rules of the Toronto Stock Exchange (the “TSX”), the Board has adopted a majority voting policy, which requires, at uncontested shareholder meetings, that any nominee for director who has more votes withheld than are voted in favour of him or her shall submit his or her resignation to the Board, effective upon the acceptance of such resignation by the Board. The Board will promptly accept the resignation unless the Board determines that there are exceptional circumstances relating to the composition of the Board or the voting results or otherwise that should delay the acceptance of the resignation or justify rejecting it. In any event, the resignation shall be accepted, absent such exceptional circumstances, within 90 days of the Meeting.

The following table states the names of the Nominees, all offices of Taiga now held by him, his present principal occupation, the period of time for which he has been a director of Taiga and the securities of Taiga beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, position with Taiga and Province or State and Country of residence	Principal occupation or business	Director since	Common Shares beneficially owned, directly or indirectly, or over which control or direction exercised

Dr. Kooi Ong Tong(1)	Chairman of Taiga	May 20, 2005(2)	18,908,208(3)
Chairman and a Director
Kuala Lumpur, Malaysia
Peter Buecking(1)(4)(5)	Corporate director	November 7, 2006	Nil
Director
British Columbia, Canada
Douglas J. Morris(5)	Business consultant	July 16, 2009	589,292
Director
Ontario, Canada
Brian Flagel(4)(5)	President of Custom Consulting	November 17, 2010	20,000
Director
British Columbia, Canada
Cam White	Business consultant	July 20, 2012	331,152
Director
Alberta, Canada
Ian Tong	Vice President of Investments at	July 20, 2012	Nil
Director	UPP Holdings Limited
Singapore
Otto-Hans Nowak(4)	Senior Legal Counsel at Borden	August 8, 2013	Nil
Director	Ladner Gervais LLP
British Columbia, Canada

Notes:

(1)	Member of Taiga’s compensation committee.
(2)	Dr. Kooi Ong Tong was a director of Taiga Forest Products Ltd., the predecessor company to Taiga, from September 29, 2003.
(3)

Held by UPP. UPP is a publicly-listed investment holding company in Singapore. Dr. Kooi Ong Tong is the Executive Chairman, Chief Executive Officer and major shareholder of UPP, while Ian Tong is an Executive Director and Vice President, Investments at UPP.

(4)	Member of Taiga’s audit committee.
(5)	Member of Taiga’s special committee.

Dr. Kooi Ong Tong – Chairman and Director

On June 1, 2005, Dr. Tong was appointed as Executive Chairman and Chief Executive Officer of Taiga. He stepped down as Chief Executive Officer of Taiga on December 16, 2008. He remains Chairman of the Board. Dr. Tong is a businessman with interests in media, property development, building materials, infrastructure, power generation, technology and finance. A former banker, he is currently the Executive Chairman and Chief Executive Officer of UPP, an investment holding company headquartered in Singapore, and Non-Executive Chairman of 3Cnergy Limited, a property development company, both of which are listed on the Singapore Exchange. He is also the Executive Chairman of The Edge Media Group, publisher of The Edge, a weekly business and investment newspaper in Singapore and Malaysia. Dr. Tong is also a director of M+S Pte Ltd., which is currently developing two projects in Singapore with a gross development value of $9.5 billion.

Peter Buecking – Director

From 2003 until 2006, Mr. Buecking was Group President of Societe Internationale de Telecommunications Aeronautics (“SITA”) headquartered in Geneva, Switzerland. At SITA, Mr. Buecking was responsible for overall group results and strategy. He was also the chair of the Executive Committee. Prior to joining SITA, he was Managing Partner of Oneworld Management Company (“Oneworld”). Oneworld is a global alliance of leading airline brands. During an 18 year career with Cathay Pacific Airways from 1982 to 2000, Mr. Buecking held several senior management positions including Vice President Canada, Vice President USA and Latin America, General Manager and Director, Asian Frequent Flyer (Singapore) Pty, General Manager In-flight Services and Director, Marketing and Sales.

Douglas J. Morris – Director

Mr. Morris joined Taiga in 1978 and since then has established Taiga’s distribution presence in Eastern Canada. He initiated Taiga’s 1996 acquisition of distribution centres in Ontario and Quebec, and established the Oakville commodity trading division and Dynamic Forest Products. He was also involved in taking Taiga public. Prior to joining Taiga, Mr. Morris managed MacMillan Bloedel Ltd.’s building materials distribution centre in Toronto, Ontario. Mr. Morris holds a Bachelor of Science and Economics from Clarkson University in Potsdam, New York. Mr. Morris held the position of Executive Vice President of Major Accounts and Supply Management of Taiga from March 1, 2007 to March 2009. He was appointed to Taiga’s Board on July 16, 2009. Mr. Morris also provided consulting services to Taiga until March 31, 2015.

Brian Flagel – Director

Mr. Flagel is President of Custom Consulting. Mr. Flagel retired from public service in Canada as Executive Director, Canada Border Services Agency (CBSA). He held several executive positions in CBSA where he was responsible for operational service delivery, international trade movements, strategic planning, professional standards and facility planning. He was Director, Canada Border Services, Vancouver International Airport for several years, and was Director, Global Trade Services, FedEx, Europe, Middle East and Africa Division from 1995- 1998. Mr. Flagel received a Bachelor of Arts from the University of Manitoba.

Cam White – Director

Mr. White retired from his role as the President and Chief Executive Officer of Taiga on March 31, 2015. He began his career at Taiga in 1973. Mr. White held various positions with Taiga over the years, including Prairie Manager, Vice President of Western Operations, Executive Vice President, Sales and Operations and Chief Operating Officer. Mr. White was appointed President and CEO of Taiga effective April 1, 2010. He was appointed to the Taiga Board on July 20, 2012. Mr. White also provides consulting services to Taiga.

Ian Tong – Director

Mr. Tong is currently an Executive Director and Vice President, Investments at UPP, a publicly-listed investment holding company in Singapore. He was appointed to Taiga’s Board effective July 20, 2012. He also holds directorships in various privately-held media and property development businesses in Canada and Asia. Mr. Tong received a Bachelor of Arts from Trinity Western University and a Masters in Management from the Sauder School of Business at the University of British Columbia.

Otto-Hans Nowak – Director

Mr. Nowak is the President and the sole director of Parkview Law Corporation and Senior Counsel to Borden Ladner Gervais LLP (“BLG”), one of the largest national law firms in Canada. Mr. Nowak retired several years ago from BLG as Tax Partner upon reaching the mandatory retirement age under the partnership agreement. He now provides legal and tax services to BLG and its clients through his law corporation. Mr. Nowak was a captain and F- 104 Starfighter Pilot in the West German Air Force before migrating to Canada in 1971. He attended the University of British Columbia and received the degrees of Bachelor of Commerce and Bachelor of Laws. After his articles with Ladner Downs, a predecessor law firm to BLG, he initially worked as an associate with Ladner Downs and became a partner in 1983. In 1989, he was asked to open and manage a law office in Hong Kong. He returned to Ladner Downs as partner in 1993. Mr. Nowak has a wealth management and wealth transfer planning practice with special emphasis on holistic global estate planning, but he also practises in the areas of domestic tax planning, international tax planning and international wealth transfer, estate and asset preservation planning. Mr. Nowak continues to travel extensively on legal business to Southeast Asia (including China, Hong Kong, Singapore and Malaysia), Europe (including Germany, Switzerland and the United Kingdom) and the Middle East (including the United Emirates, Saudi Arabia and Kuwait).

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of Taiga is or has been: (a) within the past ten years, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity: (i) was subject to a cease trade order or similar order or an order that denied that other company access to any exemptions under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director ceased to be a director, chief executive officer or chief financial officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company of access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (b) a director or executive officer of any company that (i) while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following is a description of Taiga’s compensation policy during the last completed fiscal year for determining compensation of the senior managers of Taiga (including the Named Executive Officers, as defined below). Compensation was comprised of two components: (i) base salary; and (ii) incentive cash bonuses.

The objective of the base salary component of compensation, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. Base salary is dependent on the individual’s position, duties and responsibilities with reference to comparable positions within the building products distribution industry and other relevant industry norms relating to experience and past performance. Base salaries do not vary significantly year to year unless there has been a shift of duties or promotion. It is expected that any increase in salary will be calculated to account for inflation and cost of living changes or as noted above.

The objective of the incentive cash bonus component of compensation is to motivate executive officers and senior managers to deliver strong business performance. Incentive cash bonuses are an important component of the total compensation that may be received by executive officers, primarily because they provide such officers the potential to receive an annual financial reward based on achievement of specific goals. This incentive component of compensation is available to Taiga’s senior managers and, except in the case of the Chief Executive Officer, the Chief Operating Officer and the Chief Procurement Officer, is paid in the form of a performance cash bonus. Performance is measured in quantitative terms related to the annual profit plan and the results of previous periods. The sum of these elements and the overall profitability of Taiga determine the annual incentive paid to each senior manager. Over and above the performance-based bonus, there may be a discretionary bonus based on performance in the senior manager’s area of responsibility.

The incentive cash bonuses paid to the Chief Executive Officer, Chief Operating Officer and Chief Procurement Officer are linked directly to Taiga’s profit and business performance. The compensation committee believes that this group of executives has the most direct influence on the profits of Taiga and their interests should be aligned directly with those of the shareholders to maximize the value of the Common Shares. The bonus is based on a percentage of earnings before interest, taxes, depreciation and amortization (“EBITDA”). Over and above this EBITDA-based bonus, there may be a further discretionary bonus for such officers. Any discretionary bonus is determined by the compensation committee based on its opinion of the officer’s performance during the prior fiscal year.

During the most recently completed fiscal year, Taiga contributed to a pension plan for its Chief Executive Officer, Chief Operating Officer and Chief Procurement Officer. The size of each contribution was based on the same factors that determined the bonus amount paid to the Chief Executive Officer and Chief Procurement Officer described above.

Pursuant to Taiga’s administrative policies, directors and executive officers including the Named Executive Officers (“NEOs”) are restricted from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange funds) designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the director, executive officer or NEO where such individual does not own the underlying security. Further, such individuals are required to “pre-clear” any trade in Taiga’s securities with the Chief Financial Officer to ensure Taiga is not in a blackout period where trading would be restricted.

The compensation committee uses comparative data to support the compensation program, including public disclosure filed or otherwise made available by various companies in the same industry and has considered risks specific to high variable compensation structures. The companies comprising Taiga’s market comparator group include Hardwoods Distribution Inc., Canwel Building Materials Group Ltd., Tree Island Steel Ltd., and Goodfellow Inc.

Taiga has a compensation committee currently comprised of two directors, one of whom is independent, which is responsible for the development, implementation and monitoring of Taiga’s compensation policy for executive officers and members of the Board. The compensation committee is currently comprised of Dr. Kooi Ong Tong (chair) and Peter Buecking.

The members of the compensation committee have direct experience relevant to executive compensation from their broad business experience and are well-versed in executive compensation matters. The members similarly bring a wide range of skills and experience that helps them make decisions in respect of Taiga’s compensation policies and practices and assess performance on both an individual and an organizational level. These skills and experiences include, but are not limited to:

•	industry knowledge;

•	operational and human resources experience;

•	financial knowledge; and

•	international business experience.

The compensation committee is responsible for making recommendations to the Board on the following items:

•	director’s compensation, so that director compensation appropriately reflects the responsibilities and risks of being a director and/or member of a committee; and

•	executive compensation policy, including the relative balance of fixed and variable elements of compensation for executive officers and other terms and conditions of employment of executive officers.

The compensation committee has the authority and access to the resources that are necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants.

The foregoing report is submitted by:

Dr. Kooi Ong Tong (chair)

Peter Buecking

Risk Management

The compensation committee considers the implications of the risks associated with Taiga’s compensation policies and practices. The compensation committee considers the balance between the long-term objectives and short-term financial goals incorporated into Taiga’s executive compensation program and whether its executive officers are potentially encouraged to expose Taiga to inappropriate or excessive risks.

Performance Graph

Taiga’s Common Shares trade on the TSX under the symbol “TBL”. The following chart compares the cumulative shareholder return on a $100 investment in Common Shares of Taiga to the cumulative shareholder return on a $100 investment in the S&P/TSX Composite Index for the five year period ended March 31, 2017 (assuming the reinvestment of dividends). The performance of the Common Shares as set out in the graph below does not necessarily indicate future price performance. The compensation of the Named Executive Officers is determined in accordance with the principles set forth above and is not specifically based on the performance of the Common Shares on the TSX, since the price of the Common Shares is affected by external factors beyond Taiga’s and such officers’ control. Consequently, Taiga cannot establish a direct relation between executive compensation and the price of the Common Shares over the period covered by the performance graph. During such period, the Named Executive Officers’ salaries reflect their respective scope of responsibilities, skills, experience and contribution to Taiga’s performance.

Comparison of Cumulative Total Return(1)

As at March 31,	2012	2013	2014	2015	2016	2017
TBL	$100	$135	$118	$108	$100	$132
S&P/TSX Composite Index	$100	$106	$123	$132	$123	$146

Notes:

(1)	Assuming an investment of $100 on March 31, 2012.

For the period from March 31, 2012 to March 31, 2017 the share price (assuming the reinvestment of dividends) of Taiga rose 32% compared to an increase in the S&P/TSX Composite Index of 46% during the corresponding period.

Summary Compensation Table

The following table sets out all compensation awarded to, earned by or paid to Taiga’s Chief Executive Officer, Chief Financial Officer, and to each of Taiga’s two other most highly compensated executive officers whose total compensation at the end of the most recently completed fiscal year was, individually, more than $150,000 (collectively the “Named Executive Officers”) for services rendered to Taiga by those individuals in all capacities for the three most recently completed fiscal years, unless otherwise stated.

Name and Principal Position	Year	Salary ($)	Annual Incentive Plan ($)(1)	Pension Value ($)(2)	All other Compensation ($)	Total Compensation ($)
Trent Balog	2017	225,000	581,120	41,940	N/A	848,060
President and Chief	2016	225,000	559,444	228,163	N/A	1,012,607
Executive Officer(3)	2015	188,900	577,700	N/A	N/A	766,600
Russell Permann	2017	205,000	322,062	74,000	N/A	601,062
Chief Operating Officer	2016	205,000	549,825	N/A	N/A	754,825
and Executive VP(4)	2015	N/A	N/A	N/A	N/A	N/A
Grant Sali Chief Procurement Officer and Executive VP (5)	2017 2016 2015	215,000 215,000 188,900	474,121 178,417 529,560	32,691 452,633 N/A	N/A N/A N/A	721,812 846,050 718,460
Mark Schneidereit-Hsu Chief Financial Officer, VP, Finance and Administration and Corporate Secretary	2017 2016 2015	175,000 175,000 168,067	202,314 236,644 192,570	N/A N/A N/A	N/A N/A N/A	377,314 411,644 360,637

Notes:

(1)

Represents cash bonus. Cash bonuses are calculated on the basis of calendar year results and performance and paid in respect of such calendar year in the subsequent year. The bonuses disclosed herein were paid in March 2017 in respect of calendar year 2016 results and performance.

(2)	Represents Taiga’s contribution towards the executives’ pension plans.
(3)	Mr. Balog was appointed President and Chief Executive Officer on March 31, 2015.
(4)	Mr. Permann was appointed Chief Operating Officer and Executive Vice President on March 31, 2015.
(5)	Mr. Sali was appointed Chief Procurement Officer on March 31, 2015.

Stock Options

Taiga does not currently have a stock option plan. No options were granted or exercised during the most recently completed fiscal year and there are no options outstanding.

Termination and Change of Control Benefits

Taiga’s Named Executive Officers are not entitled to any termination and/or change of control benefits pursuant to any of their employment agreements.

Director Compensation

The following table sets out compensation paid to directors of Taiga for the year ended March 31, 2016:

Name	Fees Earned ($)		All Other ($)		Total ($)
Dr. Kooi Ong Tong	N/A		N/A		N/A
Peter Buecking	71,000		N/A		71,000
Brian Flagel	61,000		N/A		61,000
Doug Morris	41,000		N/A		41,000
Tan Thiam Chai	33,333	(1)	N/A		33,333
Ian Tong	40,000		N/A		40,000
Cam White	40,000		120,335	(2)	160,335
Otto-Hans Nowak	60,000		N/A		60,000

(1)	Tan Thiam Chai resigned effective January 31, 2017 when Berjaya Forest Products (Luxembourg) S.a.r.l disposed of its holdings of Taiga securities.
(2)

Taiga entered into a transition agreement with Cam White effective December 16, 2008. Pursuant to the transition agreement, Mr. White retired as President and Chief Executive Officer effective April 1, 2015 and entered into a three-year consulting employment contract, ending March 31, 2018. Mr. White provides strategic services to Taiga’s senior management on a diverse range of issues including geographical expansion, new product development, and customer and supplier relationship management.

Directors who are not employees of Taiga or its subsidiaries are paid a retainer fee of $40,000 per fiscal year. Audit committee members are paid an additional retainer fee of $20,000 per fiscal year. The chairman of the audit committee (Peter Buecking, in the most recently completed fiscal year) receives an additional retainer fee of

$10,000 per fiscal year. Special committee members are paid an additional $500 per meeting. Taiga also reimburses directors for out-of-pocket expenses for attending meetings. During the fiscal year ended March 31, 2017, total directors’ fees paid by Taiga were $466,333. Dr. Kooi Ong Tong elected to decline all compensation for his position as a director of Taiga. Dr. Kooi Ong Tong also declined compensation for his position as chair of the compensation committee.

Pension Plan

Mr. Balog, Mr. Sali and Mr. Permann participate in individual pension plans, which provide a pension limited to the maximum permitted under the Income Tax Act (Canada) for registered pension plans. Currently, the maximum annual pension limit is $2,890.00 times the number of years of pensionable service. Normal retirement age is 65 and the pension is normally payable for Mr. Balog’s, Mr. Sali’s and Mr. Permann’s lifetime. The financial risk of these plans lie with Mr. Balog, Mr. Sali and Mr. Permann. In particular, if the plan assets at retirement are insufficient to finance the defined pension benefit, the pension benefit will be reduced.

The following table summarizes the entitlements of Mr. Balog, Mr. Sali and Mr. Permann under their individual pension plans. As Taiga’s obligation under the plans is limited to the contributions made, the disclosure of the entitlements is consistent with the requirements for defined contribution pension plans.

Name	Accumulated value at start of year ($)	Company pension contribution ($) (1)	Accumulated value at year end ($)
Trent Balog Chief Executive Officer and President	228,554	41,940	270,494
Grant Sali Chief Procurement Officer and Executive VP	453,409	32,691	486,100
Russell Permann Chief Operating Officer and Executive VP	N/A	74,000	74,000

Notes:

(1)	Contributions made by Taiga during the most recently completed fiscal year.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance is responsive to the rules and guidelines adopted by the Canadian securities regulatory authorities as set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines. The Board monitors ongoing developments in the area of corporate governance best practices and reviews its corporate governance practices as needed.

The Board is responsible for Taiga’s approach to corporate governance and its compliance with applicable securities regulations. The responsibility for the day-to-day management of Taiga rests with the executive officers; however, the Board is ultimately responsible for the stewardship of Taiga. The Board does not have a written mandate. However, the Board assumes its stewardship responsibility in key areas such as the following: (i) safeguarding shareholder interests; (ii) the adoption of a strategic planning process that includes reviewing Taiga’s long-term objectives on a periodic basis; (iii) succession planning, including appointing, developing and monitoring senior management; (iv) Taiga’s policy for communicating with shareholders, other stakeholders and the public; (v) the integrity of Taiga’s internal control and management information systems, which the Board and the audit committee review periodically with management and Taiga’s auditors; and (vi) reviewing with management the principal risks affecting Taiga and the systems that have been put in place to manage these risks.

The Board is currently comprised of seven directors. Taiga strives for a Board that is an efficient size for the business and permits an appropriate mix of skills and experience. The Board has considered the relationship to Taiga of each of the current directors and has determined that three of them are “independent” as defined in NI 58-101. Such policy states that a director is independent if he or she has no direct or indirect material relationship with the issuer and are free from any interest which could reasonably interfere with their exercise of independent judgment as directors of Taiga.

Dr. Kooi Ong Tong is the Chairman of the Board and is not an independent director by virtue of being a the Executive Chairman, Chief Executive Officer and significant shareholder of UPP, which beneficially owns 58.34% of the Common Shares and an executive officer of Taiga, as defined in National Instrument 52-110 — Audit Committees (“NI 52-110”).

Mr. White previously held the role of Taiga’s President and Chief Executive Officer. Following his retirement as of March 31, 2015, Mr. White now provides consulting services to Taiga. Therefore, Mr. White is not an independent director.

Mr. Morris previously held the role of Taiga’s Executive Vice President, Major Accounts and Supply Management and continued to provide consulting services to Taiga through to March 31, 2015. Therefore, Mr. Morris is not an independent director.

Mr. Ian Tong is the son of Dr. Tong and is not independent by virtue of such relationship.

Mr. Buecking, Mr. Flagel and Mr. Nowak are independent within the meaning of NI 58-101. In the recently completed fiscal year and currently, the Board was not, is not and will not be comprised of a majority of independent directors. In order to facilitate its exercise of independent judgment in carrying out its responsibilities, if necessary, the independent directors may meet without the presence of the non-independent directors. During the last completed fiscal year, the independent directors did not hold regularly scheduled meetings at which non- independent directors were not in attendance. Open and candid discussion is encouraged among the independent directors and, in terms of the Board’s mandate, directors, in discharging their fiduciary duties of care and loyalty, are expected to exercise their business judgment to act reasonably and in the best interests of Taiga and its shareholders. Further, important matters are considered by Taiga’s committees. The audit committee is currently comprised only of independent directors. The compensation committee is not comprised of a majority of independent directors. Taiga has also implemented a code of business conduct and ethics which addresses situations such as conflicts of interest. The Board has the mandate and the responsibility for developing Taiga’s approach to governance issues.

The following directors are also currently directors of other reporting issuers (or the equivalent):

Kooi Ong Tong	– UPP Holdings Ltd. and 3Cnergy Limited

Ian Tong	– UPP Holdings Ltd.

Nomination and Assessment of Directors

The Board has not felt it necessary to establish a nominating committee nor has the Board implemented a formal process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Rather, an informal consultative process is used with respect to both the appointment and assessment of directors. These informal mechanisms have been regarded as sufficiently effective.

Orientation and Continuing Education for Directors

The Board has not established a formal orientation and education program for new members of the Board. The current independent directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business. As necessary, new members of the Board are provided with information about Taiga and the industry in which it operates. In addition, the Board participates from time to time in informal education, sometimes initiated by management, to ensure that its members are informed about developments of interest affecting Taiga and its operations. Taiga’s external auditors, DMCL, have also offered to update Taiga’s Board and audit committee members through informal seminars or webcasts.

Code of Business Conduct and Conflicts of Interest

In 2003 Taiga adopted a code of business conduct and ethics (the “Code of Conduct”) setting out the principles that should guide the behaviour of Taiga’s directors, officers and employees. The Code of Conduct addresses the following issues:

(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)	protection and proper use of corporate assets and opportunities;

(c)	confidentiality of corporate information;

(d)	fair dealing with Taiga’s security holders, customers, suppliers, competitors and employees;

(e)	compliance with laws, rules and regulations; and

(f)	reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code of Conduct. One tool used for monitoring compliance is Taiga’s Whistle Blower Policy (available on Taiga’s website). Any person can report complaints or concerns, which may be done on an anonymous basis, through the procedures outlined in Taiga’s Whistle Blower Policy. Copies of the Code of Conduct are available by sending a written request to Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 4M2, Attention: Corporate Secretary. The Code of Conduct is also available on SEDAR at www.sedar.com.

To ensure directors of Taiga exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, an independent committee is formed composed of only independent directors, to assess each transaction and to ensure that there is no conflict of interest.

Taiga’s directors can consult with Taiga’s outside counsel as they may consider appropriate. In addition, an individual director can engage an outside advisor at Taiga’s expense in appropriate circumstances with the approval of the Board.

Compensation

The Board and the compensation committee of the Board regularly review the adequacy and form of the compensation of the directors to ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director and that the compensation allows Taiga to attract qualified candidates as directors. This involves the review of publicly available data as well as independent surveys of director compensation of other companies every two years and the maintenance of directors’ and officers’ insurance coverage.

Although the compensation committee is not composed entirely of independent directors, no member of management is part of the compensation committee. The Board is satisfied that, as a result, there is an objective process for determining compensation. For more information regarding the compensation committee, refer to the section below entitled “Compensation Committee.”

Board Committees

The Board has an audit committee, a compensation committee and a special committee. Committees of the Board are generally composed of non-management directors. Peter Buecking is the chair of the audit committee and the special committee. Dr. Kooi Ong Tong is the chair of the compensation committee. The other committee members are as follows: (i) audit committee – Brian Flagel and Otto-Hans Nowak; (ii) compensation committee – Peter Buecking; and (iii) special committee – Brian Flagel and Douglas Morris.

Audit Committee

The audit committee consists of three directors who are financially literate and all of whom are considered independent as defined under NI 52-110, whereby a director is independent if he or she has no direct or indirect material relationship with the issuer. This committee has a written charter setting out its mandate and responsibilities. The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and supervises the adequacy of Taiga’s internal accounting controls and financial reporting practices and procedures and the quality and integrity of Taiga’s audited and unaudited financial statements, including directly overseeing the external auditors and pre-approving all non-audit services to be provided by the external auditors. The committee reviews the business plan and operating and capital budgets. The audit committee also reviews Taiga’s financial statements, management’s discussion and analysis and the annual and interim earnings press releases prior to public disclosure. The committee is responsible for ensuring efficient and effective assessment of management of risk throughout Taiga.

The audit committee is responsible for recommending to the Board the external auditors to be nominated and the compensation of the external auditors, and reviewing the independence of the external auditors. The audit committee has the authority to engage independent advisors, to approve the compensation of the independent advisors, and to communicate directly with the external auditors. The committee is responsible for overseeing the resolution of disagreements in connection with financial reporting between management and the external auditors. The audit committee has established procedures to respond to complaints received regarding accounting, internal accounting control and auditing matters. Also, the audit committee has established a confidential, anonymous process for the submission of employee concerns regarding questionable accounting or auditing matters.

For information regarding Taiga’s audit committee, please refer to Taiga’s Annual Information Form for the year ended March 31, 2017, which is available on SEDAR at www.sedar.com.

Compensation Committee

The compensation committee reviews Taiga’s total compensation plan with a view to ensuring that it is competitive, motivating and rewarding for participants. Among other things, the compensation committee reviews and makes recommendations to Taiga’s Board regarding the establishment of, and any material changes to, Taiga’s executive compensation programs. The compensation committee is also responsible for overseeing Taiga’s employee compensation and benefits plans.

This committee also reviews the Chief Executive Officer’s goals and objectives at the start of each year and provides an appraisal of the Chief Executive Officer’s performance for the most recently completed year.

The compensation committee consists of two directors, one of whom (Mr. Buecking) is considered independent within the meaning of NI 58-101.

Both members of the compensation committee have experience in compensation matters either as members of compensation committees of other public companies and/or from having served as senior executives with significant responsibility for or involvement in compensation matters. For further information, see profiles of Taiga’s directors above under the section titled “Election of Directors”.

Special Committee

The Board formed a special committee in March 2016 comprised of Mr. Buecking (Chair), Mr. Morris and Mr. Flagel for the purpose of evaluating potential or proposed transactions and making recommendations to the Board in connection therewith. The special committee is authorized to engage external advisors, including legal and financial advisors in respect of the foregoing. Taiga’s previous special committee, formed in August 2014 to oversee certain matters in connection with potential investigations, audits and any future possible actions or reassessments in connection with the withholding of taxes on dividends and comprised of the members listed above, did not meet in the fiscal year ended March 31, 2017.

Attendance of Directors

The following table sets forth the number of Board and committee meetings held and attendance by directors for the most recently completed fiscal year:

Director	Board Meetings	Audit Committee	Compensation Committee(1)	Special Committee
Dr. Kooi Ong Tong	3 of 5	N/A	N/A	N/A
Peter Buecking	5 of 5	4 of 4	N/A	2 of 2
Brian Flagel	5 of 5	4 of 4	N/A	2 of 2
Douglas Morris	5 of 5	N/A	N/A	2 of 2
Ian Tong	5 of 5	N/A	N/A	N/A
Cam White	5 of 5	N/A	N/A	N/A
Otto-Hans Nowak	4 of 5	3 of 4	N/A	N/A

Notes:

(1)	The compensation committee did not hold any scheduled meetings in the most recently completed fiscal year.

Position Descriptions

Although the Board has not developed formal position descriptions for its members, board committee chairs, or for the Chief Executive Officer, the Board members and the Chief Executive Officer have a good understanding of their respective roles.

Shareholder Communications

Taiga has implemented procedures to provide for effective two-way communications with shareholders, other stakeholders and the public. Taiga’s Code of Conduct establishes some guidelines for dealing with Taiga information, including the making of public statements. Taiga has adopted a Disclosure Policy which confirms its commitment to providing timely and quality disclosure of material information about Taiga to its shareholders, other stakeholders and the public.

Gender Diversity

Taiga has not adopted an express policy specifically addressing the achievement of gender diversity. Taiga believes that having a diverse Board and senior management offers a depth of perspective and enhances Board and management operations. However, Taiga does not specifically define diversity, but values diversity of experience, perspective, education, race, gender and national origin as part of its overall annual evaluation of director nominees for election or re-election as well as candidates for management positions. Recommendations concerning director nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

The Code of Conduct provides a framework for undertaking ethical conduct in employment. Under the Code of Conduct, Taiga will not tolerate any form of discrimination or harassment in the workplace. Taiga attempts to recruit and select board and management candidates that represent both gender diversity and business understanding and experience. However, the Board does not support fixed percentages for any selection criteria, as the composition of the Board and management is based on the numerous factors established by the selection criteria and it is ultimately the skills, experience, character and behavioral qualities that are most important to determining the value which an individual could bring to the Board or management. Taiga currently has no female Board members or senior executives.

Term Limits

The Board has considered whether to adopt term limits for directors, and has determined not to do so for a variety of reasons. Taiga and the Board believe that the institutional memory and the perspective of longer service directors with industry experience gleaned through multiple price and economic cycles in the economy and the housing or building materials industry is of benefit to the Board. Of the seven directors nominated at the meeting, 57% have been elected or appointed to the Board within the last six calendar years. The Board believes that the diversity of views afforded by a combination of longer-term and newly-appointed directors can contribute to effective decision making.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no director, executive officer, employee, former director of Taiga or any of its subsidiaries, any proposed nominee for election as a director or any associate of such director or officer is or was, at the end of the most recently completed fiscal year, indebted (i) to Taiga or any of its subsidiaries, or (ii) to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by Taiga or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below, no insider of Taiga, nor the proposed nominee for election as a director of Taiga, nor an associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any transaction since the commencement of Taiga’s most recently completed fiscal year which materially affected Taiga or its subsidiaries or in any proposed transaction which has or would materially affect Taiga or its subsidiaries.

On January 31, 2017, Taiga announced that it had paid the full amount owing to Canada Revenue Agency pursuant to the previously announced notice of assessment in respect of its 2005 to 2013 taxation years. The amount was fully funded by Berjaya Forest Products (Luxembourg) S.a.r.l. (“Berjaya”) and Genghis S.a.r.l. (Luxembourg) (“Genghis”) in accordance with their obligations under their indemnity agreements with Taiga. The payment was made in connection with two transactions involving Berjaya and Genghis, respectively, and UPP and certain of its affiliates and subsidiaries. The transactions consisted of a sale by Berjaya to UPP of all of its Common Shares and subordinated notes of Taiga and a sale by Genghis to UPP of all of its Common Shares. As a result of the transactions, UPP acquired approximately 58.34% of the issued and outstanding Common Shares. As described in this Information Circular, Taiga’s current Chairman and former significant shareholder, through Genghis, Dr. Kooi Ong Tong, is UPP’s Executive Chairman, Chief Executive Officer and significant shareholder. Mr. Ian Tong is Dr. Tong’s son and a director of Taiga, as well as an Executive Director and Vice President, Investments of UPP. Mr. Tan Thiam Chai, a representative of Berjaya and former director of Taiga, resigned following completion of the transactions. The completion of such transactions would have constituted a “change of control” under: (i) the note indenture among Taiga, certain guarantors and Computershare Trust Company of Canada, as trustee, dated September 1, 2005, as amended (the “Indenture”), which governs Taiga’s outstanding 14% unsecured subordinated notes due in 2020; and (ii) the amended and restated credit agreement among Taiga, certain other affiliated borrowers and guarantors, JPMorgan Chase Bank, as senior lender, and certain other lenders dated November 25, 2013 (the “Credit Agreement”), providing for Taiga’s senior revolving credit facility. Taiga entered into amendments to both the Credit Agreement and the Indenture in accordance with the terms thereof in order to permit the Transactions to complete without triggering the change of control requirements under such agreements.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has served as a director or executive officer of Taiga at any time since the beginning of Taiga’s last completed fiscal year, nor any proposed nominee for election as a director of Taiga, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors of Taiga.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ADDITIONAL INFORMATION

Additional information relating to Taiga is available on SEDAR at www.sedar.com. Shareholders may contact Taiga to request copies of Taiga’s financial statements and management’s discussion and analysis by sending a written request to Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 4M2, Attention: Corporate Secretary. Financial information is provided in Taiga’s comparative financial statements and management’s discussion and analysis for its fiscal year ended March 31, 2017, which are also available on SEDAR.

APPROVAL

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the Board.

DATED at Burnaby, British Columbia this 22nd day of June 2017.

On behalf of the Board of Directors

(signed) Dr. Kooi Ong Tong
Dr. Kooi Ong Tong
Chairman